Mr. John Reynolds

Assistant Director

United States Securities Exchange Commission

Washington D.C. 20549

RE:

Dakota Territory Resource Corp

Form 10-K for the Fiscal Year Ended March 31, 2014

Filed June 30, 2014

File No. 000-50191

Dear Mr. Reynolds,

We are in receipt of your comment letter dated February 4, 2014 and provide the following response.

Form 10-K for the Fiscal Year Ended March 31, 2014 Filed June 30, 2014

Item 2.  Properties page 17

1.

Please revise to remove your estimate of 10 million ounces of eroded gold and the associated map. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to paragraph (b) (5) of Industry Guide 7.

Response:

We are amending our filing to remove the estimate of 10 million ounces of eroded gold and the associated map.

2.

We note your disclosure throughout of ounces of gold on properties in the proximity of your property.  Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, in future filings remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating near your properties and instead focus the disclosure solely on your company’s property.

Response:

We are amending our filing to remove information related to ounces on properties in proximity to our property and have amended to describe only geology, history, or exploration results that are directly related to the properties that our company has the right to explore or mine.

We have amended our disclosure as follows:

Our Company’s Gold Initiatives;	Page 8-9
Recent Corporate Developments;	Page 12
Gold Properties – Black Hills General	Page 17
Blind Gold Property	Page 18
Homestake Paleoplacer Property	Page 19-20
City Creek Property	Page 21-22
Overview	Page 24-25

Our future filings will not include information about mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating near our properties and instead will be focused on our property.

3.

In future filings please fully discuss the quality control protocols associated with your historical and current sampling. Include a discussion of the verification work performed on historical sampling.

Response:

Our future filings will discuss the quality control protocols associated with our historical and current sampling, including the verification work performed on historical sampling.

In response to your comments the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Bachman

Richard Bachman

President and CEO

Dakota Territory Resource Corp